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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)



                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.--
                         BOLIVIAN POWER COMPANY LIMITED
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                            (Name of Subject Company)


                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.--
                         BOLIVIAN POWER COMPANY LIMITED
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                        (Name of Person Filing Statement)


                   Common Shares, without nominal or par value
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                         (Title of Class of Securities)


                                   204425 102
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                      (CUSIP Number of Class of Securities)


                                David H. Peterson
                Chairman of the Board and Chief Executive Officer
                 Compania Boliviana de Energia Electrica S.A.--
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
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            (Name, Address and Telephone Number of Person Authorized
 to Receive Notice and Communications on Behalf of the Person Filing Statement)


                                 with a copy to:

                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                           Minneapolis, MN 55402-1498
                                 (612) 340-2781





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                AMENDMENT NO. 1 TO INTRODUCTION OF SCHEDULE 14D-9

         Tosli Acquisition B.V., a Netherlands private limited liability company and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation and a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation, and Nordic Power Invest AB, a Swedish corporation and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation that is wholly-owned by the state of Sweden, hereby amend and supplement their Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 26, 1999, as amended with respect to the offer by the Purchaser to purchase all of the outstanding common shares of Compania Boliviana de Energia Electrica S.A.--Bolivian Power Company Limited, a Nova Scotia corporation (the "Company"), at a purchase price of U.S. $20.00 per Share, net to the Seller in cash, without interest, pursuant to the terms and conditions of the Offer to Purchase dated August 26, 1999 , and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2) respectively, which as amended from time to time, together constitute the "Offer."


ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding a new Exhibit as follows:


 (a)(8)         Press Release issued by the Company dated September 27, 1999.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 1999             COMPANIA BOLIVIANA de ENERGIA
                                      ELECTRICA S.A.--Bolivian Power Company
                                      Limited



                                      By      /s/ Roger J. Dupuis
                                          -----------------------------------
                                            Roger J. Dupuis
                                            President and General Manager